

May 24, 2012

Via E-mail
Steven Oreskovich
Chief Financial Officer
Merge Healthcare Incorporated
200 East Randolph Street, 24th Floor
Chicago, Illinois 60601

      Re: Merge Healthcare Incorporated
             Form 10-K & 10-K/A for the Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 001-33006

Dear Mr. Oreskovich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Sales, page 25

1.   We note that you have identified factors that have impacted sales without quantifying the impact that each factor contributed to the change in sales. Please tell us what consideration you have given to quantifying the impact that each significant acquisition

and each new product offering had on your increases in sales. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1.   Basis of Presentation and Significant Accounting Policies

Intangible Assets and Goodwill, page 42

2.   Please tell us the reporting units you have identified for goodwill impairment testing and your consideration of the factors in ASC 350-20-35-33 in determining these reporting units. To the extent there have been changes in identified reporting units since the prior fiscal year, please clarify the factors that have changed. As part of your response, please clarify whether Merge eClinical represents a separate reporting unit and the factors that you have considered in making this determination. In this regard, we note that in your Form 10-K for the fiscal year ended December 31, 2010 you appear to separately evaluate the eClinical reporting unit; however, we not no such reference in your current Form 10-K.

Revenue Recognition, page 44

3.   Please tell us more about your arrangements that include hardware including the nature of the hardware sold and how your software functions with the hardware. In this regard, please tell us whether these arrangements include software that is more-than-incidental to the hardware. See Accounting Standards Update No. 2009-14. To the extent you have such arrangements, please tell us how you account for these arrangements and how your current disclosures address these arrangements.

4.   Your disclosures indicate that revenue from multiple element arrangements not including software is typically recognized using the relative method, whereby revenue is recognized based on estimated selling price. However, we note your disclosure in your 2010 10-K which indicates that revenue from multiple element arrangements not including software is recognized using the relative method, whereby revenue is recognized when fair value exists for all of the elements in the arrangement. It would appear, based on your disclosures, that you had objective evidence of fair value for all elements in these arrangements in 2010. If this is the case, please explain to us why you are now allocating revenue based on estimated selling price considering that you previously had fair value (i.e. VSOE or third party evidence of fair value).

5.   Please tell us which deliverables you use estimated selling price to allocate revenue to when using the relative selling price method.   Please describe the significant factors,

inputs, assumptions and methods used to determine estimated selling price for your deliverables and tell us what consideration you gave to disclosing how you determined estimated selling price. As part of your response, please tell us whether the adoption of ASU 2009-13 was material to your 2011 financial statements.

Note 8. Shareholders Equity, page 55

6.   We note your disclosure that in the year ended December 31, 2010 you recorded a deemed dividend of $14.9 million upon issuance of the preferred stock for the difference between the relative fair value and redemption value of $41,750. We also note that you have reflected this as a reduction to net income (loss) available to common shareholders. Please explain your basis for recording the deemed dividend in fiscal year 2010 considering that the preferred stock was not redeemed and retired until June 2011. Please refer to the authoritative accounting literature you relied upon when determining your accounting.

Note 10. Commitments and Contingencies, page 58

7.   We note your discussion of specific litigation to which the company is currently involved. If there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred for your outstanding legal proceedings, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Note 12. Income Taxes, page 60

8.   We note your disclosure that undistributed profits of non-U.S. subsidiaries are considered indefinitely reinvested. Please tell us the amount of undistributed profits of non-U.S. subsidiaries that are considered indefinitely reinvested and what consideration was given to providing this quantitative disclosure in your filing. See ASC 740-30-50-2(b).

Note 16.   Guaranteed Subsidiaries, page 65

9.   We note that that the Notes are fully and unconditionally guaranteed except for certain customary release provisions. Please describe the release provisions and tell us what consideration you gave to disclosing these provisions.

Item11. Executive Compensation, page 100

Compensation Discussion and Analysis (Incorporated from the Definitive Proxy statement filed on April 30, 2012)

10.   You have named only four executive officers in the summary compensation table. Please tell us how you determined that the other individuals listed on the company's website under "Merge Healthcare Leadership," including the Chief Medical Officer and Executive Vice Presidents, are not executive officers within the definition of "executive officer" in Rule 405 under the Securities Act and Rule 402(a)(3) of Regulation S-K.

11.   You state that the 2011 bonus plan was based, in part, on individual performance goals. Please tell us how the compensation committee considered individual performance goals and confirm that in future filings you will provide additional detail regarding the individual performance objectives used to determine bonus awards for each of your named executive officers, to the extent such information is material to an understanding of your compensation policies and decisions. See Item 402(b)(2)(vii) of Regulation S-K.

12.   The quantitative targets for days sales outstanding, a financial performance metric considered by the compensation committee to award bonuses to your named executive officers were not disclosed. Please include this information in the response letter and confirm that you will provide the quantitative targets for all of your financial performance metrics in future filings. Alternatively, tell us why you believe that this disclosure is not required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief

cc: <u>Via E-mail</u>
   Eric Orsic
   McDermott Will & Emory LLP